UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 333- 282499

Majestic Ideal Holdings Ltd
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting (“Extraordinary General Meeting”) of shareholders of Majestic Ideal Holdings Ltd (the “Company”), the Company hereby furnishes the following documents:

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders, dated September 3, 2025
99.2	Form of Proxy Card of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESTIC IDEAL HOLDINGS LTD

Date: September 3, 2025	By:	/s/ Yuk Yin Judy Li
	Name:	Yuk Yin Judy Li
	Title:	Chairperson of the Board of Directors

2